Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

July 23, 2025

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Select Sector SPDR Trust (the “Registrant”); SEC File Nos. 333-57791 and 811-08837; Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 55”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on July 3, 2025, with respect to Amendment No. 55. Amendment No. 55 was filed on May 7, 2025, and included disclosure with respect to each series of the Registrant listed on Schedule A hereto (each, a “Fund” and collectively, the “Funds”), as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 55.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 55. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 55.

General:

1.	Comment: Please ensure each Fund’s ticker symbol and series and class IDs have been completed on EDGAR prior to effectiveness.

Response: The Registrant confirms each Fund’s ticker symbol and series and class IDs will be updated on EDGAR prior to effectiveness.

Prospectus:

2.	Comment: Where a comment is provided in one part of the filing, please apply the comment to all similar disclosure included in the filing.

Response: The Registrant has made revisions in response to comments throughout the filing, as applicable.

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3.

Comment: The Communication Services Select Sector SPDR Premium Income Fund’s 80% policy notes the Fund may invest “. . . in a combination of securities of Communication Services companies (either directly or indirectly through an underlying ETF). . . ” (emphasis added). The Staff notes that aside from this reference in the Fund’s 80% policy, the Fund’s principal strategy does not provide for direct investments in Communication Services companies. Please either revise the Fund’s 80% policy or its principal strategy to reconcile this inconsistency.

Response: The Registrant has added the following sentence to “The Fund’s Principal Investment Strategy” section:

While the Fund generally invests in shares of The Communication Services Select Sector SPDR Fund, the Fund may also invest directly in equity securities of Communication Services companies.

4.

Comment: Each Fund’s principal investment strategy notes the Fund will concentrate its investments in an industry or group of industries to the extent the index the underlying ETF seeks to track concentrates in a particular industry or group of industries. To the extent the underlying ETF is concentrated, please include corresponding strategy disclosure noting such concentration and risk disclosure related to such industries.

Response: Whether an underlying ETF is concentrated and, if so, the industry or industries in which the underlying ETF is concentrated, depends on the composition of the corresponding Underlying Index, which may vary at any particular time. As a result, including information regarding the industry or industries in which an underlying ETF is concentrated as of a specific date may be confusing when read at a later date and, therefore, the requested disclosure has not been included. The Registrant notes that in seeking to track the performance of the Underlying Index, the underlying ETF invests substantially all of its assets in securities of companies in the corresponding sector and, therefore, the Registrant believes the current inclusion of the sector specific risk discussion is appropriate.

5.

Comment: The title of the “Communication Services Sector Risk” suggests it will discuss risks associated with investing in the communication services sector, but the disclosure also describes concentration risk. Please consider including a separate risk discussion for concentration risk.

Response: The Registrant believes, in the context of the Fund’s strategy, that discussing concentration risk and the risks associated with investing in the communications services sector together in a single risk summary is appropriate and, therefore, respectfully declines to make the suggested revision.

6.	Comment: Please consider changing the title of “Call Writing Strategy Risk” to “Call Writing Options Strategy Risk.”

Response: The Registrant has made the requested change.

7.	Comment: If applicable, please state in the “Additional Strategies Information” section that each Fund’s investment objective may be changed without shareholder approval.

Response: The Registrant has revised the third paragraph in the “Principal Strategies” discussion in the “Additional Strategies Information” section as follows:

The Select Sector SPDR Trust’s (the “Trust”) Board of Trustees (the “Board”) may change a Fund’s investment strategy and other policies without shareholder approval, except as otherwise indicated in this Prospectus or in the SAI. The Board may also change a Fund’s investment objective without shareholder approval.

8.

Comment: The disclosure included in the Prospectus does not address the Item 9 requirements of Form N-1A. A cross reference to Item 4 is insufficient and does not follow the layered approach adopted by the Commission. The Staff has given this comment numerous times to State Street fund filings and the funds have declined to take the comment. The comment stands but the Staff does not intend to keep reissuing the comment going forward.

Response: Similar to prior SPDR ETF responses, the Registrant believes the Funds’ current Item 4 disclosure provides an adequate and appropriate summary of each Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

SAI:

9.

Comment: With respect to the Funds’ Investment Restrictions that prohibit actions except as permitted by the 1940 Act, please include additional disclosure outside the policies that explains what the 1940 Act permits.

Response: The Registrant has added the following disclosure at the end of the “Investment Restrictions” section in the SAI:

The 1940 Act currently permits each Fund to loan up to 33 1/3% of its total assets. With respect to borrowing, the 1940 Act presently allows each Fund to: (1) borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets, (2) borrow money for temporary purposes in an amount not exceeding 5% of the value of each Fund’s total assets at the time of the loan, and (3) enter into reverse repurchase agreements. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, with appropriate asset coverage. With respect to investments in commodities, the 1940 Act presently permits each Fund to invest in commodities in accordance with investment policies contained in its prospectus and SAI. Any such investment shall also comply with the CEA and the rules and regulations thereunder. The 1940 Act does not directly restrict an investment company’s ability to invest in real estate, but does require that every investment company have the fundamental investment policy governing such investments. A Fund will not purchase or sell real estate, except that the Fund may invest in companies that deal in real estate (including REITs) or in instruments that are backed or secured by real estate.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Schedule A

The Communication Services Select Sector SPDR Premium Income Fund

The Consumer Discretionary Select Sector SPDR Premium Income Fund

The Consumer Staples Select Sector SPDR Premium Income Fund

The Energy Select Sector SPDR Premium Income Fund

The Financial Select Sector SPDR Premium Income Fund

The Health Care Select Sector SPDR Premium Income Fund

The Industrial Select Sector SPDR Premium Income Fund

The Materials Select Sector SPDR Premium Income Fund

The Real Estate Select Sector SPDR Premium Income Fund

The Technology Select Sector SPDR Premium Income Fund

The Utilities Select Sector SPDR Premium Income Fund